        Filed by Community Health Systems, Inc.

        pursuant to Rule 425 under the Securities Act of 1933

        and deemed filed pursuant to Rule 14a-6

        under the Securities Exchange Act of 1934

        Subject Company: Health Management Associates, Inc.

        Commission File No.: 001-11141

Investor Contact:	W. Larry Cash
Executive Vice President
and Chief Financial Officer
(615) 465-7000

COMMUNITY HEALTH SYSTEMS, INC. PREVIEWS OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2013, AND PRELIMINARY GUIDANCE FOR 2014

FRANKLIN, Tenn. (January 6, 2014) - Community Health Systems, Inc. (NYSE: CYH) (the “Company”) today announced it is providing preliminary financial and operating results for the year ended December 31, 2013, and preliminary guidance for 2014. These preliminary operating results and guidance for 2014 are being provided in connection with the Company’s pending acquisition of Health Management Associates, Inc. (“HMA”) and the upcoming vote by the stockholders of HMA as well as other acquisition-related activities. The selected financial and operating data are based on information available to management as of the date of this press release and are subject to revision upon finalization of the Company’s annual financial and accounting procedures.

The Company expects net operating revenues for the year ended December 31, 2013, to range from $12.975 billion to $13.000 billion and expects adjusted EBITDA for the year ended December 31, 2013, to range from $1.825 billion to $1.850 billion, excluding, for comparability purposes, expenses related to the pending HMA acquisition and approximately $101.5 million reserved for the settlement of claims arising from the government’s investigation into the Company’s short-stay hospital admissions and investigations at the Company’s hospital in Laredo, Texas, consisting of $98 million previously recorded and approximately $3.5 million of additional reserves related to Tricare and Medicaid recorded in the fourth quarter of 2013. The Company is also negotiating a corporate integrity agreement with the Office of the Inspector General of the Department of Health and Human Services. Adjusted EBITDA is EBITDA adjusted to exclude discontinued operations, loss from early extinguishment of debt, impairment of long-lived assets and net income attributable to non-controlling interests. The Company uses adjusted EBITDA as a measure of liquidity.

The consolidated operating results for the year ended December 31, 2013, are expected to reflect a 6.7 percent decrease in admissions and a 4.0 percent decrease in adjusted admissions compared with the year ended December 31, 2012. On a same-store basis, admissions are expected to decrease 7.2 percent and adjusted admissions are expected to decrease 4.7 percent compared with the year ended December 31, 2012. The previous guidance provided on October 30, 2013, was a projected decrease in same-store adjusted admissions of 3.5 percent to 4.5 percent.

The greater than expected deterioration in the Company’s overall hospital volume during the last quarter resulted in a decline in admissions, adjusted admissions, surgeries and emergency room visits of approximately 10 percent, 7 percent, 1 percent and 6 percent, respectively, compared to the same period in 2012. The Company believes that approximately 75 percent of this higher rate of decline in admissions in the fourth quarter was driven by much softer flu and respiratory, cardiology, primarily lower acuity, and a lower readmission rate. The softer volumes, higher bad debt and a payor mix shift with less than expected managed care all contributed to lower than expected net operating revenues for the fourth quarter. The Company expects to achieve the previously announced expense management improvements. In addition, the Company estimates that HITECH incentives recognized in the fourth quarter will be approximately $55 million.

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The Company is also providing the following update on the New Mexico qui tam case involving Medicaid UPL payments (U.S. ex rel. Baker vs. Community Health Systems, Inc.). On December 4 - 5, 2013, the district court judge heard oral arguments on both sides’ motions for summary judgment. By telephone conference on December 19, 2013, the judge advised the parties that, with respect to the core motions for summary judgment, he was denying all parties’ motions, concluding that there were issues of fact to be determined at trial. A scheduling conference has been scheduled for January 28, 2014, to be followed by mandatory mediation.

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CYH Previews 2013 Results

January 6, 2014

The Company anticipates reporting its complete financial results for the year ended December 31, 2013, on February 18, 2014, followed by an earnings call on February 19, 2014. A reconciliation of adjusted EBITDA to net cash provided by operating activities will be provided in connection with that release.

The Company is also providing preliminary selected annual guidance for 2014 to reflect the acquisition of HMA as if it occurred on January 1, 2014. The 2014 annual guidance is based on the Company’s historical and expected operating performance, current trends and other assumptions that the Company believes are reasonable at this time. This guidance assumes the acquisition of HMA occurred on January 1, 2014, and therefore includes a full year of activity for both companies. The Company expects, subject to the satisfaction of applicable closing conditions, including obtaining required regulatory approvals, that the transaction will close by the end of January 2014, at which time all of the outstanding HMA debt will be retired. Revised 2014 guidance is expected to be issued by the Company in connection with its scheduled February earnings release, which is expected to reflect the actual period of ownership of HMA.

•	Net operating revenues less provision for bad debts for 2014 is anticipated to be $19.7 billion to $21.2 billion.

•	Adjusted EBITDA for 2014 is anticipated to be $2.925 billion to $3.200 billion.

•	Net cash flow from operating activities is anticipated to be $1.650 billion to $1.875 billion.

•	The projection assumes completing three to four additional targeted hospital acquisitions, of those currently in process, in 2014.

•	The projection assumes achievement of HMA acquisition synergies of approximately $100 million during the first year of operations. Total synergies of over $250 million are expected to be realized over the first two years of operations.

•	The projection assumes a benefit to adjusted EBITDA from Healthcare Reform in 2014 of between 0.5% and 0.8% of net operating revenues.

•	The projection assumes HITECH incentives in 2014 of between 0.9% and 1.3% of net operating revenues.

•	The Company’s projection excludes payments related to the contingent value rights associated with the HMA acquisition, any loss or gain from conforming accounting policies between CHS and HMA, transaction costs or other expenses related to the HMA acquisition, divestitures required by governmental agencies, future loss on early extinguishment of debt, impairment of long-lived assets, the resolution of government investigations or other significant legal settlements, and other significant gains or losses that neither relate to the ordinary course of business nor reflect the Company’s underlying business performance.

Located in the Nashville, Tennessee, suburb of Franklin, Community Health Systems, Inc. is one of the largest publicly-traded hospital companies in the United States and a leading operator of general acute-care hospitals in non-urban and mid-size markets throughout the country. Through its subsidiaries, the Company currently owns, leases or operates 135 hospitals in 29 states with an aggregate of approximately 20,000 licensed beds. Its hospitals offer a broad range of inpatient and surgical services, outpatient treatment and skilled nursing care. In addition, through its subsidiary, Quorum Health Resources, LLC, the Company provides management and consulting services to non-affiliated general acute-care hospitals located throughout the United States. Shares in Community Health Systems, Inc. are traded on the New York Stock Exchange under the symbol “CYH.”

Forward-Looking Statements

Statements contained in this press release regarding expected operating results, acquisition transactions or divestitures and other events are forward-looking statements that involve risk and uncertainties. Actual future events or results may differ materially from these statements. Readers are referred to the documents filed by Community Health Systems, Inc. with the Securities and Exchange Commission, including the Company’s annual report on Form 10-K, current reports on Form 8-K and quarterly reports on Form 10-Q. These filings identify important risk factors and other uncertainties that could cause actual results to differ from those contained in the forward-looking statements. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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CYH Previews 2013 Results

January 6, 2014

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainties. All statements in this press release other than statements of historical fact, including statements regarding projections, expected operating results, and other events that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “thinks,” and similar expressions, are forward-looking statements. Although the Company believes that these forward-looking statements are based on reasonable assumptions, these assumptions are inherently subject to significant economic and competitive uncertainties and contingencies, which are difficult or impossible to predict accurately and are beyond the control of the Company. Accordingly, the Company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. A number of factors could affect the future results of the Company or the healthcare industry generally and could cause the Company’s expected results to differ materially from those expressed in this press release.

These factors include, among other things:

•	closing and financing of the merger with Health Management Associates, Inc.;

•	the continuing review and accounting procedures associated with the closing of the Company’s fourth quarter and fiscal year, which could produce results or expectations different from those set forth herein;

•	general economic and business conditions, both nationally and in the regions in which we operate;

•	implementation and effect of adopted and potential federal and state healthcare legislation;

•	risks associated with our substantial indebtedness, leverage, and debt service obligations;

•	demographic changes;

•	changes in, or the failure to comply with, governmental regulations;

•	potential adverse impact of known and unknown government investigations, audits, and Federal and State False Claims Act litigation and other legal proceedings;

•	our ability, where appropriate, to enter into and maintain managed care provider arrangements and the terms of these arrangements;

•	changes in, or the failure to comply with, managed care provider contracts, which could result in, among other things, disputes and changes in reimbursements, both prospectively and retroactively;

•	changes in inpatient or outpatient Medicare and Medicaid payment levels;

•	increases in the amount and risk of collectability of patient accounts receivable;

•	increases in wages as a result of inflation or competition for highly technical positions and rising supply costs due to market pressure from pharmaceutical companies and new product releases;

•	liabilities and other claims asserted against us, including self-insured malpractice claims;

•	competition;

•	our ability to attract and retain, at reasonable employment costs, qualified personnel, key management, physicians, nurses and other health care workers;

•	trends toward treatment of patients in less acute or specialty healthcare settings, including ambulatory surgery centers or specialty hospitals;

•	changes in medical or other technology;

•	changes in U.S. generally accepted accounting principles;

•	the availability and terms of capital to fund additional acquisitions or replacement facilities;

•	our ability to successfully make acquisitions or complete divestitures;

•	our ability to successfully integrate any acquired hospitals, including those from Health Management Associates, Inc., or to recognize expected synergies from such acquisitions;

•	our ability to obtain adequate levels of general and professional liability insurance;

•	timeliness of reimbursement payments received under government programs; and

•	the other risk factors set forth in our public filings with the Securities and Exchange Commission.

The Company cautions that the preliminary results for calendar year 2013 and the projections for calendar year 2014 set forth in this press release are given as of the date hereof based on currently available information that remains subject to completing the quarterly financial and accounting procedures. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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CYH Previews 2013 Results

January 6, 2014

Important Information and Where to Find It

In connection with the proposed transaction, the Company has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Health Management Associates, Inc. (“HMA”) and a prospectus of the Company. The registration statement was declared effective by the Securities and Exchange Commission (the “SEC”) on November 22, 2013. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, HMA AND THE MERGER. The definitive proxy statement/prospectus and a form of proxy was first mailed to stockholders of HMA on or about November 25, 2013. These materials and other documents filed with the SEC will be available at no charge at the SEC’s website at www.sec.gov. In addition, stockholders will be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC (when they become available) from the Company’s website at www.chs.net and HMA’s website at www.hma.com or by directing such request to the Company at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

The Company, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding the Company’s directors and executive officers is available in the Company’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s definitive proxy statement filed with the SEC on November 22, 2013 in connection with the pending merger with the Company.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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